SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 7)

Contango Oil & Gas Company

(Name of issuer)

Common Stock, par value $0.04

(Title of class of securities)

21075N20

(CUSIP number)

Kenneth R. Peak

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

(Name, address and telephone number of person authorized to receive notices and communications)

December 16, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291005106	13D	Page 2 of [ ]

1	Name of reporting person I.R.S. IDENTIFICATION OF ABOVE PERSON Kenneth R. Peak
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,757,915 shares of Common Stock
	8	Shared voting power
	9	Sole dispositive power 2,329,719 shares of Common Stock
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 2,757,915 shares of Common Stock
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 17.6%
14	Type of reporting person IN

Items 1 to 7 of Schedule 13D, dated August 25, 1999, as amended by Amendment No. 1 to Schedule 13D dated August 21, 2000, by Amendment No. 2 to Schedule 13D, dated June 24, 2001, by Amendment No. 3 to Schedule 13D, dated October 8, 2003, by Amendment No. 4 to Schedule 13D, dated August 3, 2004, by Amendment No. 5 to Schedule 13D, dated June 5, 2009, and by Amendment No. 6 to Schedule 13D, dated June 16, 2010.

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.04 (the “Common Stock”) of Contango Oil & Gas Company (“Contango” or the “Issuer”). The principal executive office of Contango is located at 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Item 2.	Identity and Background

The name and principal business address of the person filing this statement are:

Kenneth R. Peak

3700 Buffalo Speedway

Suite 960

Houston, Texas 77098

Mr. Peak is the Chairman and Chief Executive Officer of Contango.

During the last five years, Mr. Peak has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Mr. Peak is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Peak financed purchases of Common Stock from his personal assets.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, Mr. Peak may dispose or acquire securities of Contango, including Common Stock, depending upon the position of the market, the Issuer, and other factors.

Mr. Peak engaged in a cashless exercise of stock options with an option exercise price of $21.00 granted under the Issuer’s 1999 Stock Incentive Plan using Contango’s Common Stock having a value at the date of exercise of $58.35 per share to pay the exercise price. Mr. Peak received a net amount of 128,020 shares of Contango Common Stock in connection with this transaction, pursuant to an option to purchase 200,000 shares of Common Stock with an option exercise price of $21.00. The Company purchased the net shares received by Mr. Peak at the closing price of $58.35 on the date of exercise.

Mr. Peak entered into a Rule 10b5-1 Trading Plan dated December 10, 2010 (the “Trading Plan”) with UBS Financial Services Inc. (the “Broker”), pursuant to which the Broker, acting as agent for Mr. Peak, will sell up to 329,719 shares of Common Stock which Mr. Peak owns or has the right to acquire through May 27, 2011 pursuant to the rules and limitations, including the volume limitations, under Rule 144 of the Securities Act of 1933. Upon completion of the sales, Mr. Peak will own 2,000,000 shares of Common Stock.

Mr. Peak does not currently have any plans or proposals which relate to or would result in any changes in the board of directors or management of Contango, or which relate to or would result in the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Mr. Peak directly owns 2,329,719 shares of Common Stock and has the right to vote 428,196 additional shares. As the beneficial owner of 2,757,915 shares of Common Stock, Mr. Peak beneficially owns approximately 17.6% of the outstanding shares of Contango Common Stock. Mr. Peak has sole voting power with respect to 2,757,915 shares of Common Stock and sole dispositive power with respect to 2,329,719 shares of Common Stock. Dispositive power for 428,196 shares is held by the former wife of Mr. Peak.

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by Mr. Peak, except as described in this Amendment No. 7 to Schedule 13D.

With respect to the 2,329,719 shares of Common Stock directly owned by Mr. Peak, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Mr. Peak.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of May 21, 2009, Mr. Peak entered into a Credit Line Agreement with UBS Bank USA (the “Credit Agreement”). Under the Credit Agreement, Mr. Peak may borrow from time to time up to $13 million with fixed or variable rate advances and has pledged certain shares of Common Stock of Contango and other publicly traded stocks as collateral for borrowings under the revolving line of credit. Proceeds of the loan have and will be used (i) to pay certain advances made to Mr. Peak from a third party, (ii) to pay certain taxes owed by Mr. Peak, and (iii) for general working capital of Mr. Peak.

Proceeds from the sale of Common Stock of Contango were used (i) to pay borrowings under the Credit Agreement, (ii) to pay certain taxes owed by Mr. Peak, and (iii) for general working capital of Mr. Peak.

Mr. Peak entered into the Credit Line Agreement to generate liquidity for estate planning purposes.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2010	/s/ KENNETH R. PEAK
Kenneth R. Peak